EXHIBIT 13.2
Consolidated Income

(unaudited)	Three months ended March 31
(millions of dollars except number of shares and per share amounts)	2010	2009

Revenues	1,955	2,179

Operating and Other Expenses
Plant operating costs and other	747	832
Commodity purchases resold	256	229
Depreciation and amortization	343	346
	1,346	1,407

Financial Charges/(Income)
Interest expense	182	295
Interest expense of joint ventures	16	14
Interest income and other	(24)	(22)
	174	287

Income before Income Taxes and Non-Controlling Interests	435	485

Income Taxes
Current	81	54
Future	20	62
	101	116
Non-Controlling Interests
Non-controlling interest in PipeLines LP	22	24
Preferred share dividends of subsidiary	6	6
Non-controlling interest in Portland	3	5
	31	35
Net Income	303	334
Preferred Share Dividends	7	-
Net Income Applicable to Common Shares	296	334

Net Income Per Share
Basic and Diluted	$0.43	$0.54

Average Common Shares Outstanding (millions)
Basic	686	618
Diluted	687	619

See accompanying notes to the consolidated financial statements.

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Consolidated Cash Flows

(unaudited)	Three months ended March 31
(millions of dollars)	2010	2009

Cash Generated From Operations
Net income	303	334
Depreciation and amortization	343	346
Future income taxes	20	62
Non-controlling interests	31	35
Employee future benefits funding in excess of expense	(32)	(34)
Other	58	23
	723	766
Decrease in operating working capital	109	82
Net cash provided by operations	832	848

Investing Activities
Capital expenditures	(1,276)	(1,123)
Acquisitions, net of cash acquired	-	(134)
Deferred amounts and other	(216)	(175)
Net cash used in investing activities	(1,492)	(1,432)

Financing Activities
Dividends on common and preferred shares	(188)	(156)
Distributions paid to non-controlling interests	(27)	(27)
Notes payable issued/(repaid), net	432	(917)
Long-term debt issued, net of issue costs	10	3,060
Reduction of long-term debt	(141)	(482)
Long-term debt of joint ventures issued	8	16
Reduction of long-term debt of joint ventures	(26)	(23)
Common shares issued	9	11
Preferred shares issued, net of issue costs	339	-
Net cash provided by financing activities	416	1,482

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(17)	26

(Decrease)/Increase in Cash and Cash Equivalents	(261)	924

Cash and Cash Equivalents
Beginning of period	997	1,308

Cash and Cash Equivalents
End of period	736	2,232

Supplementary Cash Flow Information
Income taxes paid, net of refunds	4	57
Interest paid	239	263

See accompanying notes to the consolidated financial statements.

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Consolidated Balance Sheet

(unaudited)	March 31,	December 31,
(millions of dollars)	2010	2009

ASSETS
Current Assets
Cash and cash equivalents	736	997
Accounts receivable	912	966
Inventories	463	511
Other	799	701
	2,910	3,175
Plant, Property and Equipment	34,111	32,879
Goodwill	3,645	3,763
Regulatory Assets	1,459	1,524
Intangibles and Other Assets	2,296	2,500
	44,421	43,841

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable	2,087	1,687
Accounts payable	2,605	2,195
Accrued interest	319	377
Current portion of long-term debt	636	478
Current portion of long-term debt of joint ventures	206	212
	5,853	4,949
Regulatory Liabilities	347	385
Deferred Amounts	912	743
Future Income Taxes	2,800	2,856
Long-Term Debt	15,577	16,186
Long-Term Debt of Joint Ventures	725	753
Junior Subordinated Notes	1,005	1,036
	27,219	26,908
Non-Controlling Interests
Non-controlling interest in PipeLines LP	686	705
Preferred shares of subsidiary	389	389
Non-controlling interest in Portland	81	80
	1,156	1,174
Shareholders’ Equity	16,046	15,759
	44,421	43,841

See accompanying notes to the consolidated financial statements.

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Consolidated Comprehensive Income

(unaudited)	Three months ended March 31
(millions of dollars)	2010	2009

Net Income Applicable to Common Shares	296	334
Other Comprehensive (Loss)/Income, Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(147)	(38)
Change in gains and losses on hedges of investments in foreign operations(2)	59	-
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	(77)	27
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	1	4
Other Comprehensive (Loss)/Income	(164)	(7)
Comprehensive Income	132	327

(1)	Net of income tax expense of $30 million for the three months ended March 31, 2010 (2009 - $6 million recovery).
(2)	Net of income tax expense of $26 million for the three months ended March 31, 2010 (2009 - $4 million expense).
(3)	Net of income tax recovery of $57 million for the three months ended March 31, 2010 (2009 - $3 million recovery).
(4)	Net of income tax expense of $1 million for the three months ended March 31, 2010 (2009 - $1 million expense).

See accompanying notes to the consolidated financial statements.

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Consolidated Accumulated Other Comprehensive (Loss)/Income

	Currency
(unaudited)	Translation	Cash Flow
(millions of dollars)	Adjustments	Hedges	Total

Balance at December 31, 2009	(592)	(40)	(632)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(147)	-	(147)
Change in gains and losses on hedges of investments in foreign operations(2)	59	-	59
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	-	(77)	(77)
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	1	1
Balance at March 31, 2010	(680)	(116)	(796)

Balance at December 31, 2008	(379)	(93)	(472)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(38)	-	(38)
Change in gains and losses on hedges of investments in foreign operations(2)	-	-	-
Changes in gains and losses on derivative instruments designated as cash flow hedges(3)	-	27	27
Reclassification to net income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	-	4	4
Balance at March 31, 2009	(417)	(62)	(479)

(1)	Net of income tax expense of $30 million for the three months ended March 31, 2010 (2009 - $6 million recovery).
(2)	Net of income tax expense of $26 million for the three months ended March 31, 2010 (2009 - $4 million expense).
(3)	Net of income tax recovery of $57 million for the three months ended March 31, 2010 (2009 - $3 million recovery).
(4)	Net of income tax expense of $1 million for the three months ended March 31, 2010 (2009 - $1 million expense).
(5)
Losses related to cash flow hedges reported in Accumulated Other Comprehensive (Loss)/Income and expected to be reclassified to Net Income in the next 12 months are estimated to be $68 million ($35 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

See accompanying notes to the consolidated financial statements.

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Consolidated Shareholders’ Equity

(unaudited)	Three months ended March 31
(millions of dollars)	2010	2009

Common Shares
Balance at beginning of period	11,338	9,264
Shares issued under dividend reinvestment plan	78	67
Proceeds from shares issued on exercise of stock options	9	11
Balance at end of period	11,425	9,342

Preferred Shares
Balance at beginning of period	539	-
Proceeds from shares issued under public offering, net of issue costs	342	-
Balance at end of period	881	-

Contributed Surplus
Balance at beginning of period	328	279
Issuance of stock options	1	-
Balance at end of period	329	279

Retained Earnings
Balance at beginning of period	4,186	3,827
Net income	303	334
Common share dividends	(275)	(236)
Preferred share dividends	(7)	-
Balance at end of period	4,207	3,925

Accumulated Other Comprehensive (Loss)/Income
Balance at beginning of period	(632)	(472)
Other comprehensive (loss)/income	(164)	(7)
Balance at end of period	(796)	(479)
	3,411	3,446

Total Shareholders’ Equity	16,046	13,067

See accompanying notes to the consolidated financial statements.

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Notes to Consolidated Financial Statements

(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in TransCanada's annual audited Consolidated Financial Statements for the year ended December 31, 2009. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2009 audited Consolidated Financial Statements included in TransCanada’s 2009 Annual Report. Unless otherwise indicated, “TransCanada“ or “the Company“ includes TransCanada Corporation and its subsidiaries. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current year’s presentation.

In Pipelines, which consists primarily of the Company's investments in regulated pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, capacity payments, planned and unplanned plant outages, acquisitions and divestitures, certain fair value adjustments and developments outside of the normal course of operations.

In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

2.	Changes in Accounting Policies

The Company’s accounting policies have not changed materially from those described in TransCanada’s 2009 Annual Report. Future accounting changes that will impact the Company are as follows:

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Future Accounting Changes

International Financial Reporting Standards

The Canadian Institute of Chartered Accountants' (CICA) Accounting Standards Board announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), effective January 1, 2011. Effective January 1, 2011, the Company will begin reporting under IFRS.

TransCanada currently follows specific accounting policies unique to a rate-regulated business. The Company is actively monitoring developments regarding potential future guidance on the applicability of certain aspects of rate-regulated accounting under IFRS. Developments in this area could have a significant effect on the scope of the Company’s IFRS project and on TransCanada’s IFRS financial results. The Company is assessing the impact of developments related to the IASB’s July 2009 Exposure Draft ‘‘Rate-Regulated Activities’’.

As a result of ongoing developments related to rate-regulated accounting under IFRS as well as other areas, together with the current stage of the Company’s IFRS project, TransCanada cannot reasonably quantify the full impact that adopting IFRS will have on its financial position and future results.

3.	Segmented Information

Three months ended March 31	Pipelines		Energy(1)		Corporate		Total
(unaudited)(millions of dollars)	2010	2009	2010	2009	2010	2009	2010	2009

Revenues	1,129	1,264	826	915	-	-	1,955	2,179
Plant operating costs and other	(361)	(393)	(360)	(409)	(26)	(30)	(747)	(832)
Commodity purchases resold	-	-	(256)	(229)	-	-	(256)	(229)
Depreciation and amortization	(253)	(260)	(90)	(86)	-	-	(343)	(346)
	515	611	120	191	(26)	(30)	609	772
Interest expense							(182)	(295)
Interest expense of joint ventures							(16)	(14)
Interest income and other							24	22
Income taxes							(101)	(116)
Non-controlling interests							(31)	(35)
Net Income							303	334
Preferred share dividends							(7)	-
Net Income Applicable to Common Shares							296	334

(1)
Effective January 1, 2010, the Company records net realized and unrealized gains and losses on derivatives used to purchase and sell power, natural gas and fuel oil in order to manage Energy’s assets on a net basis in Revenues.  Comparative results for 2009 reflect amounts reclassified from Commodity Purchases Resold to Revenues.

Total Assets

(unaudited) (millions of dollars)	March 31, 2010	December 31, 2009

Pipelines	29,917	29,508
Energy	12,862	12,477
Corporate	1,642	1,856
	44,421	43,841

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4.	Long-Term Debt

In the three months ended March 31, 2010, the Company capitalized interest related to capital projects of $134 million (2009 - $54 million).

5.	Share Capital

Preferred Share Issue

In March 2010, TransCanada completed a public offering of 14 million Series 3 cumulative redeemable first preferred shares, including the full exercise of an underwriters’ over-allotment option of two million shares, under its September 2009 base shelf prospectus. The preferred shares were issued at $25 per share, resulting in gross proceeds of $350 million including the over-allotment option. The holders of the preferred shares are entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly, yielding four per cent per annum, for the initial five year period ending June 30, 2015, with the first dividend payment scheduled for June 30, 2010. The dividend rate will reset on June 30, 2015 and every five years thereafter to a yield per annum equal to the sum of the then five year Government of Canada bond yield and 1.28 per cent. The preferred shares are redeemable by TransCanada on or after June 30, 2015. The net proceeds of this offering are expected to be used to partially fund capital projects, for general corporate purposes and to repay short-term debt.

The Series 3 preferred shareholders will have the right to convert their shares into Series 4 cumulative redeemable first preferred shares on June 30, 2015 and on June 30 of every fifth year thereafter. The holders of Series 4 preferred shares will be entitled to receive quarterly floating rate cumulative dividends at a yield per annum equal to the sum of the then 90 day Government of Canada treasury bill rate and 1.28 per cent.

Dividend Reinvestment and Share Purchase Plan

In the three months ended March 31, 2010, TransCanada issued 2.3 million common shares (2009 – 2.1 million) under its Dividend Reinvestment and Share Purchase Plan (DRP), in lieu of making cash dividend payments totalling $78 million (2009 - $67 million). The dividends under the DRP were paid with common shares issued from treasury.

6.	Financial Instruments and Risk Management

TransCanada continues to manage and monitor its exposure to market, counterparty credit and liquidity risk.

Counterparty Credit and Liquidity Risk

TransCanada’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted of accounts receivable, the fair value of derivative assets and loans and advances receivable. The carrying amounts and fair values of these financial assets are included in Accounts Receivable and Other in the Non-Derivative Financial Instruments Summary table below. Letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties who are investment grade. At March 31, 2010, there were no significant amounts past due or impaired.

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At March 31, 2010 the Company had a credit risk concentration of $339 million due from a creditworthy counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty’s parent company.

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

Natural Gas Inventory Price Risk

At March 31, 2010, the fair value of proprietary natural gas inventory held in storage, as measured using a weighted average of forward prices for the following four months less selling costs, was $54 million (December 31, 2009 - $73 million). The change in fair value of proprietary natural gas inventory in storage in the three months ended March 31, 2010 resulted in a net pre-tax unrealized loss of $24 million (2009 - loss of $23 million), which was recorded as a decrease to Revenues and Inventories. The net change in fair value of natural gas forward purchase and sale contracts in the three months ended March 31, 2010 resulted in a net pre-tax unrealized gain of $3 million (2009 - gain of $10 million), which was recorded as an increase to Revenues.

VaR Analysis

TransCanada uses a Value-at-Risk (VaR) methodology to estimate the potential impact from its exposure to market risk on its open liquid positions. VaR represents the potential change in pre-tax earnings over a given holding period. It is calculated assuming a 95 per cent confidence level that the daily change resulting from normal market fluctuations in its open positions will not exceed the reported VaR. Although losses are not expected to exceed the statistically estimated VaR on 95 per cent of occasions, losses on the other five per cent of occasions could be substantially greater than the estimated VaR. TransCanada’s consolidated VaR was $6 million at March 31, 2010 (December 31, 2009 – $12 million). The decrease from December 31, 2009 was primarily due to decreased prices and lower open positions in the U.S. Power portfolio.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At March 31, 2010, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $7.7 billion (US$7.6 billion) and a fair value of $8.0 billion (US$7.9 billion). At March 31, 2010, $158 million (December 31, 2009 - $96 million) was included in Intangibles and Other Assets for the fair value of forwards and swaps used to hedge the Company’s net U.S. dollar investment in foreign operations.

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The fair values and notional principal amounts for the derivatives designated as a net investment hedge were as follows:

Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations

	March 31, 2010		December 31, 2009
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2010 to 2014)	140	U.S. 2,000	86	U.S. 1,850
U.S. dollar forward foreign exchange contracts
(maturing 2010)	18	U.S. 1,030	9	U.S. 765
U.S. dollar options
(matured 2010)	-	-	1	U.S. 100

	158	U.S. 3,030	96	U.S. 2,715

(1)	Fair values equal carrying values.

Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	March 31, 2010		December 31, 2009
(unaudited) (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	736	736	997	997
Accounts receivable and other(2)(3)	1,363	1,402	1,432	1,483
Available-for-sale assets(2)	22	22	23	23
	2,121	2,160	2,452	2,503

Financial Liabilities(1)(3)
Notes payable	2,087	2,087	1,687	1,687
Accounts payable and deferred amounts(4)	1,638	1,638	1,538	1,538
Accrued interest	319	319	377	377
Long-term debt	16,213	19,208	16,664	19,377
Junior subordinated notes	1,005	987	1,036	976
Long-term debt of joint ventures	931	1,000	965	1,025
	22,193	25,239	22,267	24,980

(1)
Consolidated Net Income in first quarter 2010 included losses of $7 million (2009 – losses of $14 million) for fair value adjustments related to interest rate swap agreements on US$250 million (2009 – US$200 million) of long-term debt. There were no other unrealized gains or losses from fair value adjustments to the financial instruments.

(2)
At March 31, 2010, the Consolidated Balance Sheet included financial assets of $912 million (December 31, 2009 – $966 million) in Accounts Receivable, $40 million in Other Current Assets (December 31, 2009 – nil) and $433 million (December 31, 2009 - $489 million) in Intangibles and Other Assets.

(3)	Recorded at amortized cost, except for certain long-term debt which is adjusted to fair value.
(4)
At March 31, 2010, the Consolidated Balance Sheet included financial liabilities of $1,612 million (December 31, 2009 – $1,513 million) in Accounts Payable and $26 million (December 31, 2009 - $25 million) in Deferred Amounts.

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Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

March 31, 2010
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$319	$178	-	$1	$26
Liabilities	$(251)	$(182)	-	$(12)	$(73)
Notional Values
Volumes(3)
Purchases	16,661	112	-	-	-
Sales	17,657	99	-	-	-
Canadian dollars	-	-	-	-	838
U.S. dollars	-	-	-	U.S. 612	U.S. 1,500
Cross-currency	-	-	-	47/U.S. 37	-

Net unrealized (losses)/gains in the three months ended March 31, 2010(4)	$(16)	$2	-	-	$(4)

Net realized gains/(losses) in the three months ended March 31, 2010(4)	$22	$(12)	-	$8	$(4)

Maturity dates	2010-2015	2010-2014	2010	2010-2012	2010-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$191	-	-	-	$10
Liabilities	$(313)	$(53)	-	$(48)	$(44)
Notional Values
Volumes(3)
Purchases	15,819	31	-	-	-
Sales	12,385	-	-	-	-
U.S. dollars	-	-	-	U.S. 120	U.S. 2,075
Cross-currency	-	-	-	136/U.S. 100	-

Net realized losses in the three months ended March 31, 2010(4)	$(7)	$(3)	-	-	$(10)

Maturity dates	2010-2015	2010-2012	n/a	2010- 2014	2010-2020

(1)
All derivative financial instruments in the held-for-trading classification have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power, natural gas and oil products derivatives are in GWh, billion cubic feet (Bcf) and thousands of barrels, respectively.
(4)
Realized and unrealized gains and losses on power, natural gas and oil products derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income, and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $7 million and a notional amount of US$150 million. Net realized gains on fair value hedges for the three months ended March 31, 2010 were $1 million and were included in Interest Expense. In first quarter 2010, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
Net Income for the three months ended March 31, 2010 included losses of $8 million for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three months ended March 31, 2010 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

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2009
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Oil Products	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)(2)
Assets	$150	$107	$5	-	$25
Liabilities	$(98)	$(112)	$(5)	$(66)	$(68)
Notional Values(2)
Volumes(3)
Purchases	15,275	238	180	-	-
Sales	13,185	194	180	-	-
Canadian dollars	-	-	-	-	574
U.S. dollars	-	-	-	U.S. 444	U.S. 1,325
Cross-currency	-	-	-	227/ U.S. 157	-

Net unrealized gains/(losses) in the three months ended March 31, 2009(4)	$21	$(35)	$7	$1	-

Net realized gains/(losses) in the three months ended March 31, 2009(4)	$10	$26	$(3)	$6	$(4)

Maturity dates(2)	2010-2015	2010-2014	2010	2010-2012	2010-2018

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1)(2)
Assets	$175	$2	-	-	$15
Liabilities	$(148)	$(22)	-	$(43)	$(50)
Notional Values(2)
Volumes(3)
Purchases	13,641	33	-	-	-
Sales	14,311	-	-	-	-
U.S. dollars	-	-	-	U.S. 120	U.S. 1,825
Cross-currency	-	-	-	136/ U.S. 100	-

Net realized gains/(losses) in the three months ended March 31, 2009(4)	$26	$(10)	-	-	$(7)

Maturity dates(2)	2010-2015	2010-2014	n/a	2010-2014	2010-2020

(1)	Fair values equal carrying values.
(2)	As at December 31, 2009.
(3)	Volumes for power, natural gas and oil products derivatives are in GWh, Bcf and thousands of barrels, respectively.
(4)
Realized and unrealized gains and losses on power, natural gas and oil products derivative financial instruments held for trading are included in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in hedging relationships are initially recognized in Other Comprehensive Income, and are reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $4 million and a notional amount of US$150 million at December 31, 2009. Net realized gains on fair value hedges for the three months ended March 31, 2009 were $1 million and were included in Interest Expense. In first quarter 2009, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
Net Income for the three months ended March 31, 2009 included gains of $5 million for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. There were no gains or losses included in Net Income for the three months ended March 31, 2009 for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

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Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited)
(millions of dollars)	March 31, 2010	December 31, 2009

Current
Other current assets	460	315
Accounts payable	(538)	(340)

Long-term
Intangibles and other assets	423	260
Deferred amounts	(438)	(272)

Fair Value Hierarchy

The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. Fair value of assets and liabilities included in Level I is determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level II include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. Level III valuations are based on inputs that are not readily observable and are significant to the overall fair value measurement. Long-dated commodity transactions in certain markets and the fair value of guarantees are included in this category. Long-dated commodity prices are derived with a third-party modelling tool that uses market fundamentals to derive long-term prices. The fair value of guarantees is estimated by discounting the cash flows that would be incurred if letters of credit were used in place of the guarantees.

Financial assets and liabilities measured at fair value as of March 31, 2010, including both current and non-current portions, are categorized as follows. There were no transfers between Level I and Level II in first quarter 2010.

(unaudited) (millions of dollars, pre-tax)	Quoted Prices in Active Markets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total

Natural Gas Inventory	-	54	-	54
Derivative Financial Instruments:
Assets	137	742	19	898
Liabilities	(205)	(762)	(24)	(991)
Available-for-sale assets	22	-	-	22
Guarantee Liabilities(1)	-	-	(9)	(9)
	(46)	34	(14)	(26)

(1)	The fair value of guarantees is included in Deferred Amounts.

TRANSCANADA [42
FIRST QUARTER REPORT 2010

The following table presents the net change in financial assets and liabilities measured at fair value and included in the Level III fair value category:

(unaudited)
(millions of dollars, pre-tax)	Derivatives(1)	Guarantees(2)	Total

Balance at December 31, 2009	(2)	(9)	(11)
New contracts(3)	(10)	-	(10)
Settlements	(1)	-	(1)
Transfers out of Level III	(5)	-	(5)
Change in unrealized gains recorded in Net Income	5	-	5
Change in unrealized gains recorded in Other Comprehensive Income	8	-	8
Balance at March 31, 2010	(5)	(9)	(14)

(1)	The fair value of derivative assets and liabilities is presented on a net basis.
(2)	The fair value of guarantees is included in Deferred Amounts. No amounts were recognized in Net Income for the periods presented.
(3)
The total amount of net losses included in Net Income attributable to derivatives that were entered into during the period and still held at the reporting date is $1 million for the three months ended March 31, 2010.

A 10 per cent increase or 10 per cent decrease in commodity prices, with all other variables held constant, would cause a $20 million decrease or a $20 million increase, respectively, in the fair value of derivative financial instruments included in Level III and outstanding as at March 31, 2010.

A 100 basis points increase or 100 basis points decrease in the letter of credit rate, with all other variables held constant, would cause a $5 million increase or a $5 million decrease, respectively, in the fair value of guarantee liabilities outstanding as at March 31, 2010. Similarly, the effect of a 100 basis points increase or 100 basis points decrease in the discount rate on the fair value of guarantee liabilities outstanding as at March 31, 2010 would cause a $1 million decrease in the liability or a $1 million increase in the liability, respectively.

7.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans is as follows:

Three months ended March 31	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2010	2009	2010	2009

Current service cost	12	11	-	-
Interest cost	23	23	2	2
Expected return on plan assets	(27)	(25)	-	-
Amortization of net actuarial loss	2	1	-	-
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	11	11	2	2

8.	Contingencies

Amounts received under the Bruce B floor price mechanism in any year are subject to repayment if spot prices exceed the floor price. With respect to 2010, TransCanada currently expects spot prices to be less than the floor price for the remainder of the year, therefore, no amounts recorded in revenues in the first three months of 2010 are expected to be repaid.

TRANSCANADA [43
FIRST QUARTER REPORT 2010

9.	Subsequent Events

Subsequent events have been assessed up to April 29, 2010, which is the date the financial statements were available for issuance.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at (800) 361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Myles Dougan/Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Terry Cunha/Cecily Dobson
(403) 920-7859 or (800) 608-7859.

Visit the TransCanada website at: http://www.transcanada.com.